Energy Capital Solutions, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS		
Cash	$	152,004
Total Assets	$	152,004
LIABILITIES AND MEMBER'S EQUITY		
Commitments and Contingencies (Note 7)		
Member's Equity (Note 3)		152,004
Total Liabilities and Member's Equity	$	152,004

See Notes to Financial Statements